Filed by US SEARCH.com Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed
Pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: US SEARCH.com Inc.
Commission File No.: 000-26149
Subject Company: First Advantage Corporation
Commission File No: Pending

Set forth below is the text of a joint press release issued by The First American Corporation and US SEARCH.com Inc. on December 16, 2002 in connection with the acquisition by First Advantage Corporation of US SEARCH.com Inc. and the Screening Information Group of The First American Corporation pursuant to the Agreement and Plan of Merger, dated as of December 13, 2002, by and among The First American Corporation, US SEARCH.com Inc., First Advantage Corporation and Stockholm Seven Merger Corp.

Contacts:
Thomas A. Klemens	Brent Cohen	NEWS	FOR
Sr. EVP and Chief Financial Officer	President and CEO		IMMEDIATE
The First American Corporation	US Search.com Inc.		RELEASE
(714) 800-4401	(310) 302-6300

THE FIRST AMERICAN CORPORATION TO MERGE SCREENING
INFORMATION BUSINESSES WITH US SEARCH.COM INC.
— Agreement Will Create New Publicly Held Company Focused On Growth —

LOS ANGELES and SANTA ANA, Calif., Dec. 16, 2002 – The First American Corporation (NYSE: FAF), the nation’s leading diversified provider of business information and related products and services, and US Search.com Inc. (NasdaqNM: SRCH), one of the nation’s most recognized providers of location, verification and screening services, announced jointly today that the companies have signed a definitive agreement to merge their background screening businesses and form a new company that will apply for listing on the NASDAQ National Market System.

The merger, which will combine US Search’s consumer location and enterprise background screening services with First American’s Screening Information group, is scheduled to close during the second quarter of 2003. The combination of these businesses will create a new publicly held company that will be named First Advantage Corporation, with revenues of approximately $160 million in 2002 and anticipated long-term annual growth of 20 percent. First Advantage will be approximately 80 percent owned by The First American Corporation, with the remainder owned by the shareholders of US Search. Proxy materials, which will include specific details of the transaction, will be mailed to US Search shareholders during the first quarter of 2003.

First Advantage will immediately become a leading provider in the screening industry, ranking among the top three companies in each of its business lines. First Advantage will offer multiple products and services including: employee background screening, consumer location services, substance abuse management and testing services, resident screening services and motor vehicle driving records. First Advantage’s senior management team will be drawn from both First American and US Search. Parker S. Kennedy, president of The First American Corporation, will serve as chairman; John W. Long, president of First American Screening Information group, will serve as chief executive officer; and Brent Cohen, president and chief executive officer of US Search, will serve as president of the combined company.

“By merging our Screening Information businesses with US Search’s operations into this new company, we give First Advantage the flexibility to participate in the rapidly consolidating screening market, while preserving First American shareholders’ equity interest in this fast growing market,” Kennedy said. “John Long has an impressive history of building successful companies. As head of First American’s Real Estate Information Services subsidiary, he directed that company’s growth to more than $1 billion in revenues. Over the past two years, he has positioned our screening segment to become a highly profitable operation, and I am confident that his vision and experience will successfully guide First Advantage as it moves toward becoming the screening industry’s clear leader.”

Over the past two years, First American has made a series of strategic acquisitions to position its Screening Information group as an industry leader. The company’s recent acquisitions of Employee Health Programs (EHP) and SafeRent have provided First American’s Screening Information division with the scale and depth that will lead to significant margin improvement. EHP’s integration with Substance Abuse Management, Inc. (acquired in 2001) will rank First Advantage second in the substance abuse management industry. SafeRent’s combination with First American Registry positions First Advantage as the number one provider to the resident screening industry. The pairing of First American’s HireCheck with US Search’s employment screening division, PRSI, will allow First Advantage to claim the number three slot in the employment screening marketplace.

Nielsen/NetRatings recently ranked USSearch.com third on the list of the 20 most popular directory and local guide sites. ComScore also ranked US Search the eighth most successful paid content site. With strong relationships in place with Yahoo!®, MSN, Google™ and AOL, and more than 40 million unique visitors hitting the Web site each year, the company has established itself as one of the most successful online destinations. This consumer Web portal offers another channel to market First American’s consumer-related products and services, including merged credit reports, property information reports, homeowner’s insurance and home warranties.

“By joining with US Search, we gain a technology platform that would otherwise take us three years and millions of dollars to build. We also add an employment-screening services company that complements our HireCheck operations and a strong Fortune 1000 client base to grow our market position,” stated John Long. “In addition, as a public company we gain direct access to capital markets and the ability to fund continued growth using a currency that will be valued consistent with other companies in the screening industry.”

“This merger represents a giant step forward for US Search’s growth strategy and for our shareholders,” said Cohen. “Our businesses are highly complementary and present an opportunity for significant synergies in both the near- and mid-term, including achieving further efficiencies from implementing our DARWIN technology and cross selling of services to existing consumer and enterprise customers.”

The new company will be headquartered in St. Petersburg, Fla., and will have a nationwide reach, with offices in Los Angeles; Concord, Calif.; Sacramento, Calif.; Milwaukee, Wis.; Washington D.C.; and Denver.

Lehman Brothers served as financial advisor on this transaction.

Conference Call

The management of US Search and The First American Corporation will hold a conference call to discuss the definitive merger agreement on Dec. 16, 2002, at 10:30 a.m. EST (7:30 a.m. PST). The call, which will be broadcast over the Internet and is open to shareholders, members of the financial community and the media, will be accompanied by a Web-based presentation that can be accessed at the investor relations section of each company’s respective Web sites at www.ussearch.com or www.firstam.com/investor. Leading the call will be Parker S. Kennedy, president of The First American Corporation; Thomas A. Klemens, senior executive vice president and chief financial officer for The First American Corporation; John W. Long, president of First American Screening Information group; and Brent Cohen, chairman and chief executive officer of US Search.

About US Search

Founded in 1994, US Search.com Inc. is an Internet-based trust and risk management services company, supplying consumer and enterprise clients with Web-enabled location, verification and screening services using its proprietary intelligent software platform. A leader in finding people, US Search has extended its employment screening and background check product lines to provide identity verification services and fraud prevention tools to Global 2000 companies. US Search aims to give its customers peace of mind by providing the right information to make faster, safer, smarter decisions. For more information about US Search, please visit www.ussearch.com. For more information about PRSI and our enterprise products please visit www.prsinet.com.

About First American Screening Information Group

First American Screening Information Group, a division of The First American Corporation, is comprised of companies that provide screening information to businesses with employment, insurance and property management decision needs. HireCheck, Inc., a pioneer in employment background checking for more than 20 years, serves more than 4,000 employers nationwide by providing data to verify or uncover job applicant credentials and history. First American Registry and SafeRent dominate the resident screening marketplace delivering well over a million tenant-screening reports annually. Substance Abuse Management, Inc. and Employee Health Programs, in the process of integrating, serve the substance abuse testing and program management needs of national employers, including numerous Fortune 1000 companies. Through its American Driving Records subsidiary, First American serves the insurance industry’s screening needs as one of the top providers of direct-accessed motor vehicle driving records. For more information about these companies, visit them on the Web at www.hirecheck.com, www.registrynet.com, www.saferent.com, www.samimro.com, www.ehp.com and www.mvrs.com.

About The First American Corporation

The First American Corporation is a Fortune 500 company that traces its history to 1889. As the nation’s leading diversified provider of business information, the company supplies businesses and consumers with the information resources that affect the major economic events of people’s lives, such as getting a job; renting an apartment; buying a car, house, boat or airplane; securing a mortgage; opening or buying a business; and planning for retirement. The First American Family of Companies, many of which command leading market share positions in their respective industries, operate within seven primary business segments including: Title Insurance and Services, Specialty Insurance, Trust and Other Services, Mortgage Information, Property Information, Credit Information and Screening Information. With revenues of $3.75 billion in 2001, First American has more than 22,500 employees in approximately 1,300 offices throughout the United States and abroad. More information about the company and an archive of its press releases can be found at www.firstam.com.

Additional Information

First Advantage Corporation intends to file with the SEC a registration statement on Form S-4, and US SEARCH intends to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed combination of US SEARCH and the screening services division of The First American Corporation. The proxy statement/prospectus will be mailed to the US SEARCH stockholders. Investors and security holders of US SEARCH are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about First Advantage Corporation, the screening services division of The First American Corporation, US SEARCH, the proposed combination and related matters. The registration statement and the proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by The First American Corporation, US SEARCH and/or First Advantage Corporation with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. Investors and US SEARCH security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed combination. You may read and copy any reports, statements and other information filed by The First American Corporation, US SEARCH.com Inc. and/or First Advantage Corporation at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. US SEARCH.com Inc., its directors, executive officers and certain members of management and employees may be soliciting proxies from US SEARCH.com Inc. stockholders in favor of the adoption of the merger agreement relating to the proposed combination. A description of any interests that US SEARCH.com Inc.’s directors and executive officers have in the merger will be available in the proxy statement/prospectus.

Certain statements made in this press release, including those relating to the expected closing date of the transaction, First Advantage’s 2002 revenues, its long-term annual growth rate, its leadership in its industry, its management team, its margin improvement, its market position and market position growth, its access to capital and the multiple on First Advantage stock are forward-looking. Risks and uncertainties exist which may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: interest rate fluctuations; changes in the performance of the real estate markets; access to public records and other data; general volatility in the capital markets; changes in applicable government regulations; consolidation among the company’s significant customers and competitors; the company’s continued ability to identify businesses to be acquired; changes in the company’s ability to integrate businesses which it acquires; and other factors described in the Annual Reports on Form 10-K for the year ended Dec. 31, 2001 for The First American Corporation and US SEARCH.com Inc., filed with the Securities and Exchange Commission. The forward-looking statements speak only as of the date they are made. None of The First American Corporation, US SEARCH.com Inc. or First Advantage Corporation undertakes to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

# # #

Set forth below is the text of a slideshow presentation to employees of US SEARCH.com Inc. that was given after the close of business of the Commission on December 13, 2002.

US SEARCH™
COMPANY PRESENTATION

CLICK TO BEGIN

COMPANY CONFIDENTIAL

US SEARCH
COMPANY PRESENTATION

Safe Harbor

US SEARCH intends to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed combination of US SEARCH and the screening services division of The First American Corporation. The proxy statement/prospectus will be mailed to the US SEARCH stockholders. Security holders of US SEARCH are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about US SEARCH and the proposed combination. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by US SEARCH with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, US SEARCH security holders may obtain free copies of the documents filed with the SEC by US SEARCH by directing a request to: US SEARCH.COM Inc., 5401 Beethoven Street, Los Angeles, California 90066, Attn: Investor Relations. US SEARCH security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed combination.

Company Confidential

US SEARCH
COMPANY PRESENTATION

US SEARCH & PRSI TODAY

PRSI

- $29-$35 Million in Revenue (Est. 2002)
- 230 Employees
- Offices in Los Angeles and Concord CA
- Recently Announced EBITDA Positive
- Founded in 1994
- Large Progress to Date, but Still Ramping up

Company Confidential

US SEARCH COMPANY PRESENTATION

US SEARCH & PRSI TOMORROW

US Search
to merge with
First American Corporation's Screening Information Businesses

USSEARCH
The First American Corporation
Screening Services

Forming: "First Advantage Corporation"

Company Confidential

US SEARCH
COMPANY PRESENTATION

US SEARCH TOMORROW

US Search
plus
First American Corporation's
Screening Information Businesses

=

First Advantage
Corporation

- $150 Million in Revenue (Est. 2002)
- Over 900 Employees
- $15 Million in Cash
- No Long-Term Debt
- Cash Flow Positive

Company Confidential

US SEARCH
COMPANY PRESENTATION

WIDE RANGE OF SCREENING BUSINESS LEVERAGING THE SAME TECHNOLOGY PLATFORM

The First American Corporation
Screening Services

US SEARCH	First American Corp. Screening Services		
US SEARCH — Consumer Web-Enabled Location, Verification and Screening Services	HIRECHECK — Employment Screening Services	SAMI Substance Abuse Management, Inc. — Drug Screening Programs	First American Registry, Inc. — Tenant Screening Services
PRSI A US SEARCH COMPANY — Employment Screening Services	ADR American Driving Records — Provider of Motor Vehicle Reports	EHP Employee Health Programs — Drug Screening Programs	SafeRent® — Web-Enabled Tenant Screening Services

US Search DARWIN CSP Technology Platform

Company Confidential

US SEARCH
COMPANY PRESENTATION

MERGER HIGHLIGHTS

SAMI
Substance Abuse Management, Inc.

HIRECHECK

SafeRent®

PRSI
A US SEARCH COMPANY

EHP EMPLOYEE HEALTH programs

ADR
AMERICAN DRIVING RECORDS

Creates a market leader

- In multibillion dollar & growing Verification Management & Screening Services industry
- Strengthens leadership in Consumer with new products.

Brings together best-of-class technology and leadership

- In a range of business information products

Strong financial performance and debt-free capital structure

Company Confidential

US SEARCH
COMPANY PRESENTATION

LEADER IN SCREENING SERVICES

Background Screening

Drug Screening

Individual Location

Tenant Screening

Motor Vehicle Records

Public Information Provider

Consumer

Company Confidential

US SEARCH
COMPANY PRESENTATION

SYNERGISTIC BENEFITS

USSEARCH
The First American Corporation
Screening Services

- Data management applications and infrastructure
- Channel relationships for online consumers / Customer acquisition knowledge
- Public company experience
- Proven Management Team

- One of the largest players in the business information market
- Full range of information products for enterprises and consumers
- One of the largest screening companies
- Data & Services to leverage to Consumers

Company Confidential

US SEARCH
COMPANY PRESENTATION

BENEFITS TO OUR CUSTOMERS

Provide a best-in-class solutions

Single source for World Class Services

A Myriad of New Products and Services

A Financially Strong Company

A Company with the People, Technology, Products, Resources to Deliver what our Customers Need!

Company Confidential

US SEARCH
COMPANY PRESENTATION

WHO IS FIRST AMERICAN CORP?

- Traces its roots to 1889
- Owns First American Screening Services
- Headquartered in Santa Ana, CA
- A Fortune 500 Company
- $3.75 Billion in Revenues in 2001
- Traded on the New York Stock Exchange as FAF
- One of America's Most Admired Companies
- A Technology Leader and eBusiness Innovator
- A holding company engaged in the business of providing title insurance, tax services, credit reports, and home warranty, trust and mortgage services.

Company Confidential

US SEARCH
COMPANY PRESENTATION

HOW DOES THIS CHANGE US?

A Larger, Stronger Stable Company.

-US Search now has access to tremendous resources with First American as a partner

US Search is stronger financially – positive cash flow, no debt and $15 million in cash

Larger company with greater critical mass, more products and more opportunities

Market Leverage as a Leader

Company Confidential

US SEARCH
COMPANY PRESENTATION

HOW DOES THIS CHANGE US?

"Combining HireCheck with US Search/ PRSI's strength in Global 2000 market, will allow First Advantage Corporation to claim the number three slot in the employment screening marketplace."

Company Confidential

US SEARCH
COMPANY PRESENTATION

WHAT DOES THIS MEAN TO ME?

Resources to Execute Growth and Plan.

More Opportunity

-Advancement

-New Diverse and Interesting Projects

More Products to Sell (Consumer and Corp)

Expanded Benefit Choices

Company Confidential

US SEARCH
COMPANY PRESENTATION

WHAT DOES THIS MEAN TO ME?

Remain Listed NASDAQ

Stock Options Convert to "First Advantage Corp"

- Same Vesting, conversion same as stockholders
- Offices in Los Angeles; Concord, Calif.; Sacramento, Calif.; Milwaukee, Wis.; Washington D.C.; Denver; Princeton, New Jersey; and St. Petersburg, Fla, London

Remain here in Los Angeles @ 5401 Beethoven

Senior management drawn from both US Search and First American Corporation.

- John W. Long will serve as CEO
- Brent Cohen will serve as President of the combined company.

Company Confidential

US SEARCH
COMPANY PRESENTATION

TRANSACTION SUMMARY

US Search and First American Corp.'s Screening Services to merge into "First Advantage Corp"

- SRCH shareholders to receive 20% of combined company and additional warrants
- First American to receive 80% of combined company

Expected to close Q2 2003

Subject to regulatory approvals and approval by US Search shareholders

Builds an industry leader with significant scale and competitive differentiation in the market

Company Confidential

US SEARCH
COMPANY PRESENTATION

Merger Overview

First Advantage Corporation
SafeRent
First American Registry, Inc.
HIRECHECK
SAMI
Substance Abuse Management, Inc.
ADR
American Driving Records
EHP Employee Health Programs
The First American Corporation
Screening Services
The First American Corporation
Darwin CSP
PRSI
US SEARCH

Company Confidential

US SEARCH
COMPANY PRESENTATION

Shhhhhhhhhhhhhhhhhhhhhhhhh......!

CONFIDENTIAL | NO TRADING | NO TIPS

The information about this merger is confidential and should not be discussed with anyone outside the Company until we issue our press release.

As employees, we are not permitted to trade US SEARCH stock at this time.

If you tell someone outside the company about the merger and they buy or sell US SEARCH stock before the press release is issued, you can be liable for "tipping" which is a violation of the securities laws.

Violations of the insider trading laws can result in the imposition of fines and criminal prosecution.

Company Confidential

US SEARCH
COMPANY PRESENTATION

WHEN WILL THIS MERGER BE FINALIZED?

We are the same US Search until close of this merger

Targeted to close in the 2nd Quarter of 2003

We have many details to work out between now and then

We will keep you updated.

WE ARE THE SAME US SEARCH UNTIL THE CLOSE OF THIS MERGER

It is important that we maintain our ongoing commitment to quality, growth & fiscal responsibility

Company Confidential

US SEARCH
COMPANY PRESENTATION

A BRIGHT TODAY AND TOMORROW!

A Leading provider of a full range of screening services

Defining our Industry

- Excellent market position
- Scalable technology
- Complementary customer base in different segments
- Innovative products
- Financial strength

We will keep you updated.

Significant synergies

Platform for significant future growth

Company Confidential

US SEARCH
COMPANY PRESENTATION

US SEARCH & PRSI TOMORROW

TODAY US SEARCH ANNOUNCES:

FIRST ADVANTAGE CORP!

USSEARCH
The First American Corporation
Screening Services

COMPANY CONFIDENTIAL

Company Confidential